                                   Exhibit 21


                       [CIGNA NEWS RELEASE LETTERHEAD]

For Release:  IMMEDIATE


Contact: ROBERT W. SULLIVAN, FINANCIAL RELATIONS - (215) 761-6130 MICHAEL J. MONROE, MEDIA RELATIONS - (215) 761-6133


                CIGNA'S FOURTH QUARTER AND YEAR-END 1993 RESULTS

PHILADELPHIA, FEBRUARY 14, 1994   --  CIGNA Corporation (NYSE:CI) today
reported fourth quarter 1993 consolidated net income of $194 million ($2.70 per share), compared with $50 million ($0.70 per share) a year ago. For full year 1993, consolidated net income was $234 million ($3.25 per share). This compares with $311 million ($4.34 per share) a year ago.

OPERATING INCOME*
Operating income for the fourth quarter of 1993 improved over the comparable period of 1992. The fourth quarter 1993 operating income was $92 million versus $31 million in 1992. For full year 1993, operating income was $10 million versus $145 million in 1992. Absent the referenced adjustments noted below, the fourth quarter 1993 operating income was $92 million versus $41 million in 1992, and for the full year 1993 was $320 million versus $158 million in 1992.

"The operating income for our health, pension and life businesses was very strong in the quarter and for the year. Property and casualty results were poor. We have taken a number of actions during the year to restructure the property and casualty business and expect that they will lead to improvements in future results," said Wilson H. Taylor, CIGNA's Chief Executive Officer.





* Operating income is defined as net income excluding realized investment gains and losses and the cumulative effect of accounting changes.

NET INCOME
The 1993 net income includes a $244 million after-tax charge for asbestos and environmental legal expenses and a $107 million after-tax restructuring charge affecting mostly the Property and Casualty segment in the third quarter. The 1992 net income included a $140 million net after-tax charge for London reinsurance exposures and a $182 million benefit from resolution of certain federal tax audit issues. For further detail of these and other specific adjustments in 1993 and 1992, see the supplemental information page. The following discussions of segment operating results exclude these adjustments.

REALIZED GAINS/LOSSES
The 1993 fourth quarter and full year consolidated net income includes after-tax realized investment gains of $102 million ($1.42 per share) and $224 million ($3.11 per share), respectively, compared with gains of $19 million ($0.27 per share) and $192 million ($2.68 per share) in the same periods of 1992.

REVENUES
Consolidated revenues were $4.9 billion and $4.8 billion for the fourth quarter of 1993 and 1992, respectively. For the full year of 1993, consolidated revenues were $18.4 billion, compared with $18.6 billion in 1992.

ASSETS/SHAREHOLDERS' EQUITY
Assets at the end of 1993 were $84.9 billion, up from $77.7 billion at year-end 1992. Shareholders' equity was $6.6 billion ($91.12 per share) at December 31, 1993, compared with $5.7 billion ($80.09 per share) at December 31, 1992. In the fourth quarter of 1993, investment assets and shareholders' equity increased approximately $1.6 billion and $900 million, respectively, due to the adoption of SFAS 115, which requires certain securities to be carried at fair value versus amortized cost.

SEGMENT RESULTS:

EMPLOYEE LIFE AND HEALTH BENEFITS
This segment, which includes CIGNA's group indemnity and HMO operations, had operating income of $155 million in the fourth quarter of 1993. This compares with operating income of $115 million in the fourth quarter of 1992. For full year 1993, operating income was $464 million, compared with $327 million in 1992.

For the full year 1993, the operating income increase reflects improvements in both the group indemnity and HMO operations. Indemnity improvements were due to sound underwriting execution and favorable claim experience. The HMO improvements were attributable to strong membership growth, rate increases and medical cost management; HMO medical membership grew by 400,000 covered lives, or 18%, in 1993.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS
This segment, which manages retirement accounts, had operating income of $44 million for both the fourth quarter of 1993 and 1992. For full year 1993, operating income was $175 million, compared with $173 million in 1992.

Assets under management at December 31, 1993 were $34.4 billion, an increase of 5 percent from $32.7 billion as of December 31, 1992. Approximately $500 million of this increase resulted
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                                     - 4 -



from the adoption of SFAS 115. Operating income growth for 1993 principally reflects the growth in managed assets.

INDIVIDUAL FINANCIAL SERVICES
This segment, which includes individual and corporate-owned life insurance as well as annuity businesses, had operating income of $33 million in the fourth quarter of 1993. This compares with operating income of $24 million in the fourth quarter of 1992. For full year 1993, operating income was $115 million, compared with $82 million in 1992.

The operating income increase for 1993 reflects improved margins and higher sales on interest-sensitive products.

PROPERTY AND CASUALTY
This segment, which includes Domestic, International and Reinsurance operations, had an operating loss of $124 million in the fourth quarter of 1993. This compares with an operating loss of $115 million for the fourth quarter of 1992. For the full year 1993, the operating loss was $350 million, compared with a loss of $351 million in 1992.

Operating results continue to be adversely affected by the highly competitive commercial pricing environment.

The fourth quarter and full year 1993 included pre-tax catastrophe losses of $11 million and $145 million, respectively. This compares with losses of $59 million and $251 million for the
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                                     - 5 -



respective periods of 1992, including $151 million for Hurricanes Andrew and Iniki in full year 1992.

The GAAP combined operating ratio after policyholders' dividends was 132 and 137 for the fourth quarter and full year 1993, compared with 128 and 131 for the respective periods of 1992. Excluding the referenced adjustments, the combined ratios for the full year 1993 and 1992 were 128 and 126, respectively.

1994 Catastrophe Experience
Relative to recent catastrophes, CIGNA's Property and Casualty segment's preliminary estimate of losses from the Los Angeles earthquake total approximately $60 million (after-tax) and for the severe January weather are approximately $25 million (after-tax). Losses from these catastrophes will be recorded in the first quarter of 1994.

OTHER
Other Operations, which includes unallocated investment income, expenses and taxes, as well as the results of CIGNA's investment and real estate subsidiaries and settlement annuity business, had an operating loss of $16 million in the fourth quarter of 1993. This compares with an operating loss of $27 million in the fourth quarter of 1992. For the full year 1993, operating losses were $84 million, compared with a loss of $73 million in 1992.

For further financial information on the fourth quarter and year-end 1993 results, see attached.

CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)



- -----------------------------------------------------------------------------------------------------------------------
                                                           Three Months Ended                     Twelve Months Ended
                                                                 December 31,                        December 31,
                                                          1993                1992                1993          1992
- -----------------------------------------------------------------------------------------------------------------------
REVENUES
    Premiums and fees                                $     3,660         $     3,657         $    13,712   $    13,924
    Net investment income                                  1,024                 981               3,902         3,914
    Other revenues                                           127                 141                 506           579
    Realized investment gains                                129                  12                 282           165
- -----------------------------------------------------------------------------------------------------------------------
         Total                                       $     4,940         $     4,791         $    18,402   $    18,582
- -------------------------------------------------------================================================================

INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits                $       234         $       129         $       589   $       483
    Employee Retirement and Savings Benefits                  43                  44                 159           216
    Individual Financial Services                             31                  21                 110            86
    Property and Casualty                                    (86)               (120)               (530)         (374)
    Other Operations                                         (28)                (24)                (94)          (74)
                                                     ------------        ------------        ------------  ------------
INCOME BEFORE CUMULATIVE
    EFFECT OF ACCOUNTING CHANGES                             194                  50                 234           337
Cumulative effect of accounting changes                        -                   -                   -           (26)
- -----------------------------------------------------------------------------------------------------------------------

NET INCOME                                           $       194         $        50         $       234   $       311
- -------------------------------------------------------================================================================

SHAREHOLDERS' EQUITY at December 31                                                          $     6,562   $     5,744
- -----------------------------------------------------------------------------------------------------------------------


WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                              72,101              71,791              72,022        71,737
- -------------------------------------------------------================================================================

PER SHARE:
    Income before cumulative effect
        of accounting changes                        $      2.70         $      0.70         $      3.25   $      4.70
    Cumulative effect of accounting changes                    -                   -                   -         (0.36)
- -----------------------------------------------------------------------------------------------------------------------
    Net income                                       $      2.70         $      0.70         $      3.25   $      4.34
- -------------------------------------------------------================================================================
    Shareholders' Equity at December 31                                                      $     91.12   $     80.09
- -----------------------------------------------------------------------------------------------------------------------


PROPERTY AND CASUALTY
   STATISTICS  (GAAP)
    Net written premiums                             $     1,076         $     1,217         $     4,229   $     4,817
    Earned premiums                                  $     1,112         $     1,313         $     4,358   $     5,132
    Underwriting ratios:
        Loss and loss adjustment expense                    89.9%               97.0%               97.6%         99.5%
        Underwriting expense                                37.5%               32.7%               36.8%         32.0%
- -----------------------------------------------------------------------------------------------------------------------
        Combined ratio                                     127.4%              129.7%              134.4%        131.5%
- -------------------------------------------------------================================================================
        Combined after policyholders' dividends            131.9%              128.3%              137.4%        131.3%
- -------------------------------------------------------================================================================
    Pre-tax catastrophe losses                       $        11         $        59         $       145   $       251
- -------------------------------------------------------================================================================

CIGNA  CORPORATION
SUPPLEMENTAL  FINANCIAL  INFORMATION
FINANCIAL DATA EXCLUDING SPECIFIC ADJUSTMENTS - RESULTS OF OPERATIONS (Dollars in millions, except per share amounts)


For informational purposes, the following information presents the effects of the items noted below on published results of operations. The information presented in this manner does not conform with Generally Accepted Accounting Principles.


                                                                    Employee Life & Health Benefits

                                                             Indemnity              HMOs                Total
                                                            1993      1992      1993      1992      1993      1992
                                                            ------------------------------------------------------
Three Months Ended December 31,
- -------------------------------
Operating income (loss) as published  *                     $120       $87       $35       $24      $155      $111

After-tax realized investment gains (losses)                  79        18         -         -        79        18
- ------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $199      $105       $35       $24      $234      $129
==================================================================================================================

Year Ended December 31,
- -----------------------
Operating income (loss)  before adjustments                 $315      $243      $149       $84      $464      $327

3rd qtr. asbestos / environ. litigation expenses               -         -         -         -         -         -

Restructuring charges                                         (5)       (5)       (5)      (10)      (10)      (15)

Federal income tax rate change **                             12         -         2         -        14         -

London reinsurance exposures                                   -         -         -         -         -         -

Tax audits                                                    (1)      114        (4)       (6)       (5)      108
                                                            ------------------------------------------------------
Operating income (loss) as published                         321       352       142        68       463       420
                                                            ------------------------------------------------------
After-tax realized investment gains
    (losses) before adjustments                              128        63         -         -       128        63

Tax audits                                                    (2)        -         -         -        (2)        -
After-tax realized investment gains                         ------------------------------------------------------
    (losses) as published                                    126        63         -         -       126        63
- ------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
    of accounting changes                                   $447      $415      $142       $68      $589      $483
==================================================================================================================

                                                                Employee         Individual
                                                             Retirement &         Financial         Property &
                                                           Savings Benefits       Services            Casualty
                                                           1993      1992      1993      1992      1993      1992
                                                           -------------------------------------------------------
Three Months Ended December 31,
- -------------------------------
Operating income (loss) as published  *                     $44       $44       $33       $24     ($124)    ($121)

After-tax realized investment gains (losses)                 (1)        -        (2)       (3)       38         1
- ------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $43       $44       $31       $21      ($86)    ($120)
==================================================================================================================

Year Ended December 31,
- -----------------------
Operating income (loss)  before adjustments                $175      $173      $115       $82     ($350)    ($351)

3rd qtr. asbestos / environ. litigation expenses              -         -         -         -      (244)        -

Restructuring charges                                         -         -         -         -       (97)      (16)

Federal income tax rate change **                             1         -         3         -        24         -

London reinsurance exposures                                  -         -         -         -       (16)     (140)

Tax audits                                                    6        27         5         4         3        22
                                                          --------------------------------------------------------
Operating income (loss) as published                        182       200       123        86      (680)     (485)
                                                          --------------------------------------------------------
After-tax realized investment gains
    (losses) before adjustments                             (20)        2       (12)      (10)      150       111

Tax audits                                                   (3)       14        (1)       10         -         -
After-tax realized investment gains                       --------------------------------------------------------
    (losses) as published                                   (23)       16       (13)        -       150       111
- ------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
    of accounting changes                                  $159      $216      $110       $86     ($530)    ($374)
==================================================================================================================


                                                                                                      Earnings
                                                                 Other           Consolidated          Per Share
                                                            1993      1992      1993      1992      1993      1992
                                                            ------------------------------------------------------
Three Months Ended December 31,
- -------------------------------
Operating income (loss) as published  *                     ($16)     ($27)      $92       $31     $1.28     $0.43

After-tax realized investment gains (losses)                 (12)        3       102        19      1.42      0.27
- ------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           ($28)     ($24)     $194       $50     $2.70     $0.70
==================================================================================================================

Year Ended December 31,
- -----------------------
Operating income (loss)  before adjustments                 ($84)     ($73)     $320      $158     $4.45     $2.20

3rd qtr. asbestos / environ. litigation expenses               -         -      (244)        -     (3.39)        -

Restructuring charges                                          -         -      (107)      (31)    (1.49)    (0.43)

Federal income tax rate change **                              6         -        48         -      0.67         -

London reinsurance exposures                                   -         -       (16)     (140)    (0.22)    (1.95)

Tax audits                                                     -        (3)        9       158      0.12      2.20
                                                           -------------------------------------------------------
Operating income (loss) as published                         (78)      (76)       10       145      0.14      2.02
                                                           -------------------------------------------------------
After-tax realized investment gains
    (losses) before adjustments                              (16)        2       230       168      3.19      2.34

Tax audits                                                     -         -        (6)       24     (0.08)     0.34
After-tax realized investment gains                        -------------------------------------------------------
    (losses) as published                                    (16)        2       224       192      3.11      2.68
- ------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
    of accounting changes                                   ($94)     ($74)     $234      $337     $3.25     $4.70
==================================================================================================================

* Amounts for 1992 include a restructuring charge of $10 million after-tax ($4 million for HMOs and $6 million for Property and Casualty).
** As a result of the increase in the federal corporate income tax rate to 35%, during the third quarter, CIGNA recorded a $48 million tax benefit reflecting the effect of the tax rate increase on its net deferred tax asset (DTA).